On April 24, 2014, the Registrant, on behalf of First Trust Senior Loan Fund and First Trust Tactical High Yield ETF, filed with the SEC a supplement to the Funds' prospectus dated March 3, 2014, whereby First Trust Senior Loan Fund and First Trust Tactical High Yield ETF adopted a policy that it will not invest in securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act.